UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CREXUS INVESTMENT CORP.

(Name of Subject Company)

CREXUS INVESTMENT CORP.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

226553105
(CUSIP Number of Class of Securities)

Kevin Riordan

Chief Executive Officer and President

CreXus Investment Corp.

1211 Avenue of the Americas

Suite 2902

New York, New York 10036

(646) 829-0160

With copies to:

Gilbert G. Menna

John T. Haggerty

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 18, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”), by CreXus Investment Corp., a Maryland corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by CXS Acquisition Corporation, a Maryland corporation (“Acquisition”) and a wholly-owned subsidiary of Annaly Capital Management, Inc., a Maryland corporation (“Annaly”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 (the “Shares”), of the Company at a purchase price of $13.00 per Share, plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2013 (as amended or supplemented from time to time the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in this Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately preceding the heading “Cautionary Statement Regarding Forward-Looking Statements”:

“Expiration of the Offer and Exercise of Percentage Increase Option

The Offer expired at 5:00 p.m., New York City Time on April 16, 2013 (the “Expiration Time”). The Depositary for the Offer has advised Annaly and Acquisition that, as of such time, an aggregate of approximately 55,225,336 Shares were tendered into, and not withdrawn from, the Offer (including 2,318,138 Shares tendered by notices of guaranteed delivery) representing approximately 82.3% of the outstanding Shares not previously held by Annaly. Acquisition has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

Acquisition has exercised the percentage increase option, pursuant to the terms of the Merger Agreement, to purchase directly from the Company 42,143,620 Shares at a purchase price of $13.05206 per Share. These Shares represent the number of Shares sufficient, when added to the number of Shares purchased by Acquisition in the Offer, to give Acquisition ownership of one Share more than 90% of the Company’s then outstanding Shares.

The Company will be delisted from the New York Stock Exchange as promptly as practicable following the date hereof. In addition, as promptly as practicable following the exercise of the percentage increase option and upon notice to the Company’s stockholders under Section 3-106 of the MGCL, Acquisition will be merged with and into the Company through a short-form merger under Section 3-106 of the MGCL, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Annaly. Upon completion of the short-form merger, each outstanding Share that was not acquired by Acquisition in the Offer (other than any Shares owned by Annaly or its affiliates, Acquisition, or the Company), will be canceled and converted into the right to receive $13.05206 per Share, without interest and less any required withholding taxes. This is the same price per Share paid in the Offer.

On April 17, 2013, the Company and Annaly issued a joint press release announcing the expiration of the Offer. A copy of the press release is filed as Exhibit (a)(11) hereto and is incorporated herein by reference.”

ITEM 9. EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

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Exhibit No.	Exhibit

(a)(11)	Joint Press Release issued by the Company and Annaly, dated April 17, 2013 (incorporated by reference to Exhibit (a)(5)(ii) to Amendment No. 4 to the Tender Offer Statement on Schedule TO filed by Annaly and CXS Acquisition Corporation on April 17, 2013)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CREXUS INVESTMENT CORP.

Dated: April 17, 2013	By:	/s/ Kevin Riordan
	Name:	Kevin Riordan
	Title:	Chief Executive Officer and President